UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2010	Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

4000, 421 — 7th Avenue S.W.

Calgary, Alberta, Canada  T2P 4K9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1 and 99.2 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the  Securities Act of 1933: Form S-8 (File No. 333-163397).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 29, 2010

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Rachel L. Desroches
Name: Rachel L. Desroches
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.	The following documents have been filed with Canadian securities commissions:

99.1	Management’s Discussion and Analysis dated April 28, 2010 relating to the period ended March 31, 2010

99.2	Unaudited Interim Consolidated Financial Statements for the period ended March 31, 2010

99.3	Form 52-109F2 Full Certificate, dated April 28, 2010, of Brian C. Ferguson, President & Chief Executive Officer, regarding the “Certification of Interim Filings”

99.4	Form 52-109F2 Full Certificate, dated April 28, 2010, of Ivor M. Ruste, Executive Vice-President & Chief Financial Officer, regarding the “Certification of Interim Filings”